ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated January 13, 2014

Media Release: January 13, 2014

UBS Announces Redemption of ETRACS Oil Futures Contango ETN and ETRACS Natural Gas Futures Contango ETN

New York, NY (January 13, 2014) – UBS AG announced today that it will redeem all of the outstanding securities in each of the series set forth in the following table (collectively, the “Affected Securities”):

Securities	CUSIP

UBS AG Exchange Traded Access Securities (ETRACS) Oil Futures Contango ETN linked to the ISE Oil Futures Spread™ Index due June 14, 2041	90267B815

UBS AG Exchange Traded Access Securities (ETRACS) Natural Gas Futures Contango ETN linked to the ISE Natural Gas Futures Spread™ Index due June 14, 2041	90267B799

Terms used but not defined herein shall have the meanings ascribed to such terms in the Affected Securities.

The Call Settlement Date for the Affected Securities shall be January 23, 2014.

With respect to each series of Affected Securities, the Call Settlement Amount will be the Current Principal Amount of such series as of January 17, 2014. UBS AG will pay investors holding Affected Securities as of 5:00 p.m., New York time, on January 23, 2014, the applicable Call Settlement Amount.

International Securities Exchange, LLC (“ISE”) intends to discontinue the calculation and publication of the levels of the ISE Oil Futures Spread™ Index and the ISE Natural Gas Futures Spread™ Index on January 24, 2014.

About ETRACS

For further information about ETRACS ETNs, go to www.etracs.com.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Access to asset classes with historically low correlations to more traditional asset classes
•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. Investors are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement, or product supplement and pricing supplement, as applicable, for the ETRACS ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

The contents of any website referred to in this communication are not part of, or incorporated by reference in, this communication. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offerings of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1.877.387.2275).

© UBS 2014. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “ISE Oil Futures Spread™”, “ISE Natural Gas Futures Spread™”, “ISE™®” and “International Securities Exchange®” are trademarks of International Securities Exchange, LLC and have been licensed for use for certain purposes by UBS Securities LLC and its affiliates. Other marks may be trademarks of their respective owners. All rights reserved.

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Notes to Editors

Headquartered in Zurich and Basel, Switzerland, UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and become the choice of clients worldwide.

UBS is present in all major financial centers worldwide. It has offices in more than 50 countries, with about 36% of its employees working in the Americas, 35% in Switzerland, 17% in the rest of Europe, the Middle East and Africa and 12% in Asia Pacific. UBS employs about 62,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

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